UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Surgical Care Affiliates, Inc.

(Name of Subject Company)

Surgical Care Affiliates, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86881L106

(CUSIP Number of Common Stock)

Andrew P. Hayek

Chairman, President and Chief Executive Officer

Surgical Care Affiliates, Inc.

510 Lake Cook Road, Suite 400

Deerfield, Illinois 60015

(847) 236-0921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Shim, Esq.

James E. Langston, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) previously filed by Surgical Care Affiliates, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on February 21, 2017, relating to the exchange offer by Spartan Merger Sub 1, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), to acquire all of the issued and outstanding shares of the common stock of the Company, par value $0.01 per share (the “Shares”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

The information set forth in Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third to last paragraph in Section (b) “Tender Offer” with the following:

“The Offer and withdrawal rights, which were previously scheduled to expire at 12:01 a.m., New York City time, on Tuesday, March 21, 2017, have been extended in accordance with the Merger Agreement until 12:01 a.m., New York City time, on Friday, March 24, 2017, subject to further extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

On March 17, 2017, UnitedHealth Group issued a press release announcing the extension of the Offer. A copy of the press release is filed as Exhibit (a)(5)(N) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 8.	Additional Information.

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section at the end of Item 8, as follows:

“(j) Extension of the Offer.

“On March 17, 2017, UnitedHealth Group announced an extension of the expiration of the Offer until 12:01 a.m., New York City time, on Friday, March 24, 2017, unless further extended in accordance with the Merger Agreement. With the consent of the Company, the Offer, which was previously scheduled to expire at 12:01 a.m., New York City time, on Tuesday, March 21, 2017, was extended to allow additional time for UnitedHealth Group’s registration statement on Form S-4 to be declared effective by the SEC under the Securities Act, which constitutes a condition to the completion of the Offer. The depositary for the Offer has advised UnitedHealth Group that, as of 5:00 p.m., New York City time, on March 16, 2017, 13,211,520 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 32.5% of the outstanding Shares.

On March 17, 2017, UnitedHealth Group issued a press release announcing the extension of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(N) and is incorporated herein by reference.”

Item 9.	Exhibits.

The information set forth in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description

(a)(5)(N)	Press Release issued by UnitedHealth Group Incorporated, dated March 17, 2017 (incorporated by reference to Exhibit (a)(5)(M) to Amendment No. 2 to Schedule TO, filed by UnitedHealth Group Incorporated with the U.S. Securities and Exchange Commission on March 17, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017	Surgical Care Affiliates, Inc.

	By:	/s/ Richard L. Sharff, Jr.
Richard L. Sharff, Jr., Executive Vice President, General Counsel and Corporate Secretary